UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

School Specialty, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

807864103
(CUSIP Number)

The TCW Group, Inc., on behalf of the TCW Business Unit
Attn: Meredith Jackson
865 South Figueroa Street
Los Angeles, CA  90017
213-244-0896

With a copy to:

Goldberg Kohn Ltd.
Attn: Keith A. Sigale, Esq.
55 East Monroe Street, Suite 3300
Chicago, IL 60603
312-201-3905
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	13D

1.	Names of Reporting Persons. The TCW Group, Inc., on behalf of the TCW Business Unit
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,658,616
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,658,616
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,658,616
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.87%
14.	Type of Reporting Person (See Instructions) HC/CO

CUSIP No. 807864103	13D/A

Item 1.                                 Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is W6316 Design Drive, Greenville, Wisconsin 54942.

Item 2.                                 Identity and Background

(a)           This Schedule 13D is being filed by The TCW Group, Inc. (“TCW”) on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”).  The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

Investment funds affiliated with The Carlyle Group, L.P. (“The Carlyle Group”) hold a minority indirect ownership interest in TCW that technically constitutes an indirect controlling interest in TCW. The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including the TCW Business Unit.

Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein.  Information barriers are in place between the TCW Business Unit and The Carlyle Group.  Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit and reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may be owned or reported by The Carlyle Group and its affiliates.

(b)           The business address of TCW is 865 South Figueroa Street, Los Angeles, CA 90017.

(c)           The TCW Business Unit is primarily engaged in the provision of investment management services. The TCW Business Unit is managed separately and operated independently.

(d)           None of the entities constituting the TCW Business Unit has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities constituting the TCW Business Unit was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)            TCW is a Nevada corporation.

CUSIP No. 807864103	13D/A

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to read as follows:

Various lenders to the Issuer that are a part of the TCW Business Unit have beneficial ownership of an aggregate of 992,328 shares of Common Stock under various Warrants to Purchase Common Stock, which were issued by Issuer to such parties on May 29, 2020 in replacement of that certain existing Warrant to Purchase Common Stock originally issued on December 27, 2019 to TCW Asset Management Company LLC, as agent for the lenders for which The TCW Group, Inc. has previously reported beneficial ownership of 1,559,674 shares of Common Stock (the “Re-Issued Warrants”).  A form of the Re-Issued Warrants is attached hereto as Exhibit 1.  Such Re-Issued Warrants were issued to the applicable parties in their capacity as lenders in exchange for various extensions of credit made to the Issuer.  No separate consideration was paid by the TCW Business Unit for such Re-Issued Warrants and no exercise of the Re-Issued Warrants has occurred.  Any separate exercise price under the Re-Issued Warrants, if applicable, would be paid using working capital funds.

Various lenders to the Issuer that are a part of the TCW Business Unit have acquired beneficial ownership of an aggregate of 10,666,288 shares of Common Stock under various Warrants to Purchase Common Stock, which were issued by Issuer to such parties on May 29, 2020 (the “New Warrants”).  A form of the New Warrants is attached hereto as Exhibit 2.  Such New Warrants were issued to the applicable parties in their capacity as lenders in exchange for various extensions of credit made to the Issuer.  No separate consideration was paid by the TCW Business Unit for such New Warrants and no exercise of the New Warrants has occurred.  Any separate exercise price under the New Warrants, if applicable, would be paid using working capital funds.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended to read as follows:

On May 29, 2020, in re-issuance and replacement of the existing Warrant to Purchase Common Stock dated December 27, 2019, the Issuer issued Warrants to Purchase Common Stock to various lenders of the Issuer.  The purpose of the Re-Issued Warrants was the Issuer offering additional incentives to various of its lenders (including those in the TCW Business Unit)  to induce continued and additional extensions of credit to Issuer.

On May 29, 2020, the Issuer issued additional Warrants to Purchase Common Stock to various lenders of the Issuer.  The purpose of the New Warrants was the Issuer offering additional incentives to various of its lenders (including those in the TCW Business Unit)  to induce continued and additional extensions of credit to Issuer.

The TCW Business Unit intends to continuously review their equity interest in the Issuer. TCW Asset Management Company LLC has the ability as agent for the lenders (and certain parties associated with the TCW Business Unit who are lenders to the Issuer have the ability as lenders) to take actions under its credit facility documents, which actions may include acquiring additional equity or assets of the Issuer.  Any such additional purchases or sales of securities of the Issuer

CUSIP No. 807864103	13D/A

related to the foregoing may be in the open market, in privately negotiated transactions or otherwise.

The reporting persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The reporting persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the reporting persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the reporting persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the reporting persons; and (vii) other plans and requirements of the reporting persons.

Depending on their assessment of the foregoing factors, the reporting persons may, from time to time, modify their present intention as stated in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

(a)           (b) The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, are based on a total of (x) 7,043,105 shares of the Common Stock issued and outstanding as of the date of this filing, (y) 14,544,721 shares of Common Stock issuable under warrants (inclusive of the Warrants to Purchase Common Stock for which this Schedule 13D is being filed), together with (z) 53,919 shares of restricted stock beneficially owned by other parties, each as reported to the TCW Business Unit by the Issuer as of the date of this filing.  The cover page to this Schedule 13D for the TCW Business Unit is incorporated by reference in its entirety into this Item 5(a, b).

The TCW Business Unit holds, and thus has shared voting and dispositive power over, 11,658,616 shares of Common Stock of the Issuer through ownership of the Warrants issued by the Issuer to certain lenders to the Issuer in the TCW Business Unit.

(c)           The reporting person has affected the following transactions in shares of the Common Stock during the 60 days prior to the filing of this Schedule 13D: (x) on December 27, 2019, TCW Asset Management Company LLC, as agent for lenders to the Issuer, received a Warrant exercisable for 1,559,674 shares of Common Stock of the Issuer (and for which a Schedule 13G and a Schedule 13D was previously filed), (y) on May 29, 2020, in re-issuance and replacement of the Warrant to Purchase Common Stock dated December 27, 2019, the Issuer issued Warrants to Purchase Common Stock to various lenders of the Issuer, with the lenders that are a part of the TCW Business Unit receiving warrants exercisable for an aggregate of 992,328 shares of Common Stock and (z) on May 29, 2020, the Issuer issued additional Warrants to

CUSIP No. 807864103	13D/A

Purchase Common Stock to various lenders of the Issuer, with the lenders that are a part of the TCW Business Unit receiving warrants exercisable for an aggregate of 10,666,288 shares of Common Stock.

(d)           No person other than the reporting person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to read as follows:

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended to read as follows:

Exhibit 1

Form of Warrant to Purchase Common Stock, dated May 29, 2020, which constitutes a re-issuance and replacement of that certain Warrant to Purchase Common Stock dated December 27, 2019. (Re-Issued Warrants)

Exhibit 2	Form of Warrant to Purchase Common Stock, dated May 29, 2020. (New Warrants)

[signature page follows]

CUSIP No. 807864103	13D/A	Page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 2, 2020

THE TCW GROUP, INC., ON BEHALF OF THE
TCW BUSINESS UNIT

By:	/s/ Meredith Jackson
Meredith Jackson
Authorized Signatory